U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Form 51-102F3

Material Change Report

1.	REPORTING ISSUER

MFC Industrial Ltd. ("MFC") Suite 1620, 400 Burrard Street Vancouver, British Columbia, V6C 3A6

2.	DATE OF MATERIAL CHANGE

September 6, 2012

3.	NEWS RELEASE

A press release disclosing the nature and substance of the material change was issued by MFC on September 6, 2012 through the news wire services of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change

On September 6, 2012, MFC announced that all of the conditions under MFC's takeover bid (the "Offer") for all of the outstanding common shares (the "Common Shares") of Compton Petroleum Corporation ("Compton") had been satisfied and that MFC, through its wholly-owned subsidiary had taken-up and accepted for payment approximately 24.7 million Common Shares deposited under the Offer, representing approximately 94% of the outstanding Common Shares subject to the Offer. Subsequently, on September 11, 2012, MFC announced that its indirect wholly-owned subsidiary acquired the remaining Common Shares pursuant to a compulsory acquisition under the Business Corporation Act ("Alberta") (the "Compulsory Acquisition").

5.	Full Description of Material Change

On September 6, 2012, MFC announced that all of the conditions of the Offer for all of the outstanding Common Shares had been satisfied and that MFC, through its wholly-owned subsidiary, MFC Acquisition Inc. ("MFC Acquisition"), took-up and accepted for payment approximately 24.7 million Common Shares deposited under the Offer, representing approximately 94% of the outstanding Common Shares subject to the Offer. On September 6, 2012, MFC also announced that pursuant to the terms of the previously announced special warrant agreement between MFC and Compton, upon take-up under the Offer, MFC acquired, through MFC Acquisition, 6,548,498 Common Shares, representing 19.9% of the outstanding Common Shares, as a result of the conversion of the special warrants (the "Warrants"). No additional consideration was paid in connection with the conversion of the Warrants. As a result of the conversion of the Warrants and take-up of Common Shares under the Offer, MFC, together with its affiliates, held approximately 31.4 million Common Shares, representing approximately 95% of the outstanding Common Shares. On September 11, 2012, MFC Acquisition acquired the remaining Common Shares pursuant to a compulsory acquisition under the Business Corporation Act ("Alberta") (the "Compulsory Acquisition").

The total consideration paid by MFC for the Common Shares under the Offer and the Compulsory Acquisition was approximately $33 million.

The Common Shares of Compton were de-listed from the Toronto Stock Exchange on September 13, 2012, and Compton is in the process of applying to all relevant securities commissions to cease to be a reporting issuer in all applicable Canadian jurisdictions.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	EXECUTIVE OFFICER

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Michael Smith President and Chief Executive Officer 604-683-8286 (contact through Rene Randall)

9.	Date of Report

September 17, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date: September 24, 2012